FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1	Buy back programme of own shares of BBVA – Nr. 18

RELEVANT EVENT

In connection with the buy back programme of BBVA shares announced by means of the relevant event number 56415 on March 29, 2005, and pursuant to article 4.4. of Regulation (CE) No 2273/2003 of the European Commission, Banco Bilbao Vizcaya Argentaria, S.A. announces that the company Corporación Industrial y de Servicios, S.L., fully owned subsidiary of the group BBVA, has conducted the following trades in shares of Banco Bilbao Vizcaya Argentaria, S.A. on May 24, 25 and 26, 2005:

Date	Buy / Sell	No of shares	Price
24/05/2005	Sell	23,329	12.73
25/05/2005	Buy	10,000	12.53
25/05/2005	Buy	70,000	12.54
25/05/2005	Buy	170,365	12.56
26/05/2005	Sell	25,000	12.65
26/05/2005	Sell	140,000	12.66
26/05/2005	Sell	130,000	12.67
26/05/2005	Sell	180,000	12.68
26/05/2005	Sell	23,460	12.69

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: May 27th, 2005	By:	/s/ Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.